Exhibit 99.1

China Xiniya Fashion Limited Announced Advertisement Campaign with Nationwide Television Channel CCTV 12

JINJIANG, FUJIAN, China--(BUSINESS WIRE)--March 15, 2011--China Xiniya Fashion Limited ("Xiniya" or the "Company") (NYSE:XNY), a leading provider of men's business casual apparel in China, today announced its new television advertisement campaign. Xiniya has recently begun its sponsorship of a daily prime time television program and runs daily commercials of up to 15 seconds long in various hours during prime time on one of China’s nationwide television channel CCTV 12 for 46 weeks. The commercial features Jacky Cheung, our brand spokesperson and a well-known leading singer and actor in China, dressed in Xiniya’s menswear products.

CCTV 12 is one of the twenty-four China national television channels that broadcast to an audience of nearly 900 million viewers. The channel specializes in reporting on law and social issues, focusing on public interest topics such as housing, medical care, education, employment, retirement and minority group issues, and is widely recognized as a channel that emphasizes humanity and social responsibility. Among the CCTV channels, CCTV 12 ranks fourth in terms of viewership, after the CCTV 5 sports channel, CCTV 1 and CCTV news. Xiniya’s TV commercial is shown daily at various hours during prime time of CCTV 12. In addition, Xiniya sponsors a daily prime time program on CCTV 12 that attracts about 54 million viewers weekly. The sponsored program, “Moral Observation”, is the most popular program on CCTV 12 and is a TV news magazine similar to “60 minutes” in the United States. Xiniya’s TV commercial is shown during the commercial break and the Xiniya brand name is displayed prominently throughout the program. It is broadcasted on a daily basis during prime time, and is repeated three times the next day.

Mr. Qiming Xu, Chairman and Chief Executive Officer of Xiniya, commented, “Our increased advertising efforts and marketing spending is in line with the Company’s strategy to invest in our brand. We are very honored and proud to sponsor “Moral Observation” during prime time on CCTV 12. CCTV 12 is the ideal platform for Xiniya as we seek to connect with the channel’s viewers, most of whom are aligned with our target consumer demographics in terms of both income and age group. We are also very pleased to have Jacky Cheung featured in our commercials as the ambassador of our Xiniya brand on national television. We believe our increasing effort on marketing through national TV advertisements will significantly strengthen our brand recognition.”

Safe Harbor Statement

This news release contains "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs and manufactures men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 26 distributors and 24 department store chains. Its products are sold to consumers at over 1,400 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This authorized retail network focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://ir.xiniya.com.

CONTACT:
China Xiniya Fashion Limited
Chee Jiong Ng, +86 1365 5939 932
Chief Financial Officer
ngcheejiong@xiniya.com
or
Christensen
Kimberly Minarovich, +1 212-618-1978
kminarovich@christensenir.com
or
Linda Bergkamp, +1 480-614-3000
lbergkamp@christensenir.com